As filed with the Securities and Exchange Commission on January 25, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Bayer Schering Pharma Aktiengesellschaft

(formerly Schering AG)

(Name of Subject Company (issuer))

Bayer Schering GmbH

(formerly Dritte BV GmbH)

Bayer Aktiengesellschaft

(Name of Filing Persons (offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

DE0007172009

(CUSIP Number of Class of Securities)

American Depositary Shares

(each representing one Ordinary Share)

(Title of Class of Securities)

806585204

(CUSIP Number of Class of Securities)

Dr. Roland Hartwig

Bayerwerk, Gebaeude W11

Kaiser-Wilhelm-Allee

51368 Leverkusen

Germany

+49 (214) 3081195

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Persons)

With copies to:

Ward A. Greenberg

Cleary Gottlieb Steen & Hamilton LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main

Germany

+49 69 97103 0

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$873,725,129.43	$93,488.59

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Regulation 240.0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,428,648 ordinary shares, no par value per share, of Schering AG, at a purchase price of EUR 89.36 per share in cash upon the expiration of the initial tender period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on November 28, 2006 of EUR 1 = $1.3162. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of November 24, 2006 (excluding shares held by Schering AG in treasury) and the number of shares owned by Bayer Schering GmbH as of November 24, 2006.

**

The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act, and Fee Advisory #5 for Fiscal Year 2006, is equal to $107.00 per million in value of the transaction, calculated by multiplying the transaction valuation by .000107.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$ 93,488.59	Filing Party:	Bayer Schering GmbH Bayer Aktiengesellschaft
	Form or Registration No.:	Schedule TO	Date Filed:	November 30, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 to Schedule TO (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as it may be amended and supplemented from time to time, the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2006 by Bayer Schering GmbH (formerly Dritte BV GmbH), a limited liability company organized under the laws of the Federal Republic of Germany (the "Bidder") and a wholly-owned subsidiary of Bayer Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer") and Bayer relating to the mandatory offer (Angebot auf angemessene Barabfindung) required pursuant to §305(1) of the German Stock Corporation Act, to purchase all of the issued and outstanding bearer shares, no par value (the "Shares"), including those Shares represented by American Depositary Shares ("ADSs"), of Bayer Schering Pharma Aktiengesellschaft (formerly Schering Aktiengesellschaft), a stock corporation organized under the laws of the Federal Republic of Germany ("Bayer Schering Pharma"), held by unaffiliated shareholders of Bayer Schering Pharma, at their request, at a purchase price of EUR 89.36 per Share in cash, with interest in the circumstances and at the rate described in the Offer Document, dated November 30, 2006 (the “Offer Document”). The terms and conditions of the mandatory offer (as it may be amended or supplemented from time to time, the "Mandatory Offer") are described in the Offer Document, a copy of which was originally filed as Exhibit (a)(1)(A), and, where applicable, the related U.S. Declaration of Tender and ADS Letter of Transmittal and the instructions thereto, copies of which were originally filed as Exhibits (a)(1)(B) and (C), to the Statement. Except as otherwise indicated, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

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Additional Disclosure and Amendments to the Offer Document

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer Document, are hereby amended and supplemented as follows:

1.	The Cover Page of the Offer Document is hereby amended and supplemented by adding the following new paragraph before the paragraph “Schering Shares: ISIN DE0007172009 / WKN 717200”:

“Extension of Subsequent Tender Period: The Subsequent Tender Period has been extended until the last day of the two-month period after the date on which public announcement in the electronic Federal Gazette (elektronischer Bundesanzeiger) will be made of the resolution of the last award proceeding (Spruchverfahren) concerning the adequacy of the amount of the Offer Consideration (as defined below) or of the Guaranteed Fixed Annual Dividend (as defined below) which have been commenced by Unaffiliated Schering Securityholders (as defined below). See Section 4.3 of this Offer Document for more information regarding the extension of the Subsequent Tender Period.”

2.

Section 1 of the Offer Document, entitled “Summary of the Mandatory Offer”, summary item “Subsequent Tender Period without Withdrawal Rights” on page 6 of the Offer Document is hereby amended by replacing the last paragraph thereof with:

“The last day of the two-month period after the date on which public announcement in the electronic Federal Gazette (elektronischer Bundesanzeiger) will be made of the resolution of the last award proceeding (Spruchverfahren) concerning the adequacy of the amount of the Offer Consideration or of the Guaranteed Fixed Annual Dividend (as defined below) which have been commenced by Unaffiliated Schering Securityholders. See Section 4.3 for a more detailed description of the duration of the Subsequent Tender Period.”

3.	Section 3.2 of the Offer Document, entitled “Offer Consideration”, on pages 12 and 13 of the Offer Document is hereby amended by replacing the last paragraph thereof with:

“Schering Securityholders should note that the adequacy of the cash compensation is subject to review by the applicable German court in award proceedings (Spruchverfahren) which have been instituted by dissenting Unaffiliated Schering Securityholders. See Section 3.3 for a more detailed description of the potential effect of these award proceedings on the Offer Price.”

4.

Section 3.3 of the Offer Document, entitled “Explanation of the Adequacy of the Offer Price”, on page 13 of the Offer Document is hereby amended by replacing the first sentence of the third paragraph thereof with:

“Schering Securityholders should note that the adequacy of the cash compensation of EUR 89.00 contractually agreed in the Domination Agreement is subject to review by the applicable German court in award proceedings (Spruchverfahren) which have been instituted by dissenting Unaffiliated Schering Securityholders.”

5.

Section 4.3 of the Offer Document, entitled “Tender Period—Extension of the Subsequent Tender Period”, on page 15 of the Offer Document is hereby amended and supplemented by adding the following after the first sentence of the first paragraph:

“As of January 24, 2007 such award proceedings had been commenced by Unaffiliated Schering Securityholders and consequently the Subsequent Tender Period has been extended as described above.”

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6.

Section 6.3(b) of the Offer Document, entitled “Schering AG Securities and Voting Rights Held by the Bidder, Persons Acting in Concert with the Bidder and their Subsidiaries—Domination Agreement”, on pages 28, 29 and 30 of the Offer Document is hereby amended by replacing the first sentence of the seventh paragraph thereof with:

“The adequacy of the Guaranteed Fixed Annual Dividend is subject to review by the applicable German court in award proceedings (Spruchverfahren), which have been instituted by dissenting Unaffiliated Schering Shareholders.”

7.	Section 19 of the Offer Document, entitled “Certain Legal Matters” on page 46 of the Offer Document, is hereby amended and supplemented:

(a) by adding the following sentence at the end of the first paragraph:

“One Unaffiliated Schering Securityholder intervened in the actions as third party.”

(b) by replacing the second and the third paragraph with the following new paragraph:

“The plaintiffs are seeking to have the shareholder resolution set aside, which could render the Domination Agreement invalid. They base their claims on alleged violations of procedural and substantive requirements and of shareholder information rights. On December 8, 2006, Schering AG filed its written defense pleading in relation to the actions before the Berlin District Court.”

(c) by replacing the first sentence of the fourth paragraph with:

“In addition, on December 11, 2006, Schering AG commenced proceedings to obtain a legally final judgement stating that the shareholder actions do not prevent registration of the Domination Agreement and that any defects of the shareholder resolution do not affect the validity of the registration (Freigabeverfahren).”

(d) by adding the following new paragraphs after the fourth paragraph:

“With respect to the above-mentioned actions and the above-mentioned proceedings a court hearing is scheduled for March 1, 2007.

Further, Unaffiliated Schering Securityholders filed petitions to examine the adequacy of the Guaranteed Fixed Annual Dividend and the cash compensation contractually agreed in the Domination Agreement before the District Court of Berlin in special award proceedings (Spruchverfahren). The plaintiffs are seeking an increase of the Guaranteed Fixed Annual Dividend and the cash compensation. As of January 25, 2007, 35 Unaffiliated Schering Securityholders have filed such petitions. Additional petitions can be filed until February 26, 2007.

On October 27, 2006, one Unaffiliated Schering Securityholder instituted public register proceedings with the Local Court (Amtsgericht) of Charlottenburg, Berlin, with a view to having the registration of the Domination Agreement in the commercial register removed (Amtslöschungsverfahren). This action is based on an alleged abuse of discretion by the competent court with respect to the registration of the Domination Agreement. Schering AG filed a petition in the action before the Local Court of Charlottenburg requesting that the registration of the Domination Agreement not be removed from the commercial register. The Local Court has not yet taken any action.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2007

Bayer Aktiengesellschaft

By:	/s/ DR. ROLAND HARTWIG
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ PETER MÜLLER
Name: Peter Müller
Title: Head of Corporate Finance

Bayer Schering GmbH

By:	/s/ DR.ARMIN BUCHMEIER
Name: Dr. Armin Buchmeier
Title: Managing Director

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